February 3, 2014

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Attention: John Cash

Re:	Freebutton, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 16, 2013 Form 10-Q for the Fiscal Quarter Ended September 30, 2013 Filed November 19, 2013 File No. 0-54009

Dear Mr. Cash:

This letter is being filed in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), by letter dated December 11, 2013, addressed to James E. Lynch, Jr., Chief Executive Officer of Freebutton, Inc. (“we”, “our”, or the “Company”). The Staff issued the comment letter in connection with the filing of our (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), and (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 (the “Form 10-Q”).

The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

Corporate History, page 1

1.	Comment:

In future filings, please disclose that your predecessor never generated revenue and was a shell company.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in its future filings it will disclose that, according to the filings it made with the Commission, our predecessor, Secure Window Blinds, Inc., never generated revenue and was a shell company.

United States Securities and Exchange Commission

February 3, 2014

Our Websites, page 2

2.	Comment:

With a view towards future disclosure, please tell us, in light of your lack of revenue, how your company has been able to donate one cent to a charitable organization for every user attempt. If instead, this is your company’s plan going forward, please clarify.

Response:

The Company respectfully advises the Staff that in connection with the website previously operated by the Company, www.freebutton.com (the “Website”), the Company was donating $0.01 to a charitable organization for every user attempt. In total, the Company donated approximately $500.00 to the Mauli Ola Foundation. The Company recently ceased operation of the Website, on November 15, 2013, and will include expanded disclosure regarding its new business model in its next periodic filing.

Our Competition, page 3

3.	Comment:

In future filings, please clearly explain and substantiate your claimed competitive advantage, “unique” business model, and statements regarding having a model that no one else employs. Refer to Item 101(h)(4)(iv) or Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that this disclosure related to the Company’s business model in connection with its operation of the Website and, as mentioned above, the Company has since ceased to operate the Website. Thus, the Company advises the Staff that this disclosure will be removed from future filings.

4.	Comment:

We note your company’s indication that James Lynch is a founder of the company, but the Change of Control section on page 1 indicates that he is not. Please correct in future filings.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will clarify such disclosure in future filings. Mr. Lynch is the founder of Freebutton, Inc. but was not the founder of the Company’s predecessor, Secure Window Blinds, Inc.

United States Securities and Exchange Commission

February 3, 2014

5.	Comment:

With a view towards future disclosure, please tell us whether you currently have any patents pending. Refer to Item 101(h)(4)(viii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the only patents previously pursued related to the Company’s business model in connection with its operation of the Website and, as mentioned above, the Company has since ceased to operate the Website. Thus, the Company advises the Staff that the Company has terminated its patent applications and has no patents pending.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 6

Market Information, page 6

6.	Comment:

We note that you provide the range of high and low bid information for your common equity for only the two most recent quarterly periods, although your company has been on the OTC Bulletin Board since August 2010. In future filings, please provide this quarterly information for your two most recent fiscal years. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will provide the expanded disclosure in its future filings.

Recent Sales of Unregistered Securities, page 7

7.	Comment:

With a view toward future disclosure, please tell us why you issued common stock under the 2013 Equity Incentive Award Plan to three service providers.

Response:

The Company respectfully advises the Staff that the Company made issuances to three individual independent contractors under its 2013 Equity Incentive Award Plan as compensation for the services provided by these individuals.

United States Securities and Exchange Commission

February 3, 2014

8.	Comment:

In future filings, please name the persons or identify the class of persons to whom the securities were sold and state briefly the facts relied upon to make the exemption from registration available. Refer to Items 701(b) and (d) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide the expanded disclosure in its future filings.

Item 10. Directors, Executives, and Corporate Governance, page 13

9.	Comment:

In future filings, please disclose your executives’ complete business experience for the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide the expanded disclosure in its future filings.

Item 11. Executive Compensation, page 15

Compensation Committee Interlocks and Insider Participation, page 16

10.	Comment:

We note that under this section you state that your sole director is Fawad Maqbool, but he is not a listed anywhere else on this form nor has he signed the report. Please either amend this form to reflect Mr. Maqbool’s role or correct this reference in future filings.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Mr. Maqbool is not a director of the Company and it will correct this reference in future filings.

United States Securities and Exchange Commission

February 3, 2014

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Item 1. Financial Statements

Note 5 – Convertible Promissory Note, page 13

11.	Comment:

Based on the conversion terms of the convertible promissory notes you issued and on the market price of your stock during the period, as well as the cash price paid for shares you issued during the period, it appears to us that these notes include a beneficial conversion feature that does not appear to be accounted for in your financial statements. Please explain to us how you determined your accounting for the convertible promissory notes is appropriate and complies with ASC 470-20. This comment is also applicable to the convertible promissory notes you issued during FY 2012.

Response:

The Company respectfully advises the Commission that pursuant to the terms of the convertible promissory notes, the applicable holder of a convertible promissory note only has a beneficial conversion right upon an “Event of Default” as defined in the applicable promissory note; thus the holders did not have a conversion right when the convertible promissory notes were issued. The accounting for the convertible promissory notes complies with ASC 470-20-35-3 which states that “A contingent beneficial conversion feature in an instrument having the characteristics in the ASC 470-20-35-2 shall not be recognized in earning until the contingency is resolved.” Thus, no beneficial conversion feature was recognizable when the convertible promissory notes were issued as the conversion right was still contingent. As disclosed in the Form 10-Q, on November 4, 2013, the outstanding convertible promissory notes were consolidated and extended until May 19, 2014.

Note 6 – Asset and Business Acquisition, page 15

12.	Comment:

We note your disclosure that Media Rhythm operates a marketing and advertising business that primarily caters to sports media such as magazines and websites and that James Lynch, your President, Chief Executive Officer, Secretary, and sole Director is the President and sole shareholder of Media Rhythm. In regard to your recent acquisition of Media Rhythm, please address the following:

•	Amend your Form 8-K to provide the historical and pro forma financial statements required by Rules 8-04 and 8-05 of Regulation S-X;
•	Since the acquisition is a non-cash transaction, it does not appear to us that it is appropriate to present it in your statement of cash flows based on the provisions of ASC 230-10-50-3; and

•	Since the acquisition results in significant goodwill, provide the disclosures required by ASC 805-30-50. Specifically address how the purchase price was determined and why the amount of goodwill recorded is so significant to the purchase price. Also, address if and how you assessed the goodwill for impairment.

United States Securities and Exchange Commission

February 3, 2014

Response:

The Company acknowledges the Staff’s comment with respect to the Form 8-K filed on August 1, 2013 (the “Form 8-K”) and respectfully advises the Staff that it will file an amendment to the Form 8-K, a courtesy copy of which is enclosed herewith.

The Company acknowledges the Staff’s comment with respect to the statement of cash flows filed in the Form 10-Q and respectfully advises the Staff that it will file an amendment to the Form 10-Q, a courtesy copy of which is enclosed herewith, in order to amend the statement of cash flows.

The Company respectfully advises the Commission that the purchase price of Media Rhythm Group, Inc. (“Media Rhythm”) and amount of goodwill were determined based on a valuation of Media Rhythm’s operations conducted by an independent valuation firm. The independent valuation firm determined that the total market value of Media Rhythm was $341,294.00 and later amended the valuation to note that at the time of the valuation the assets of Media Rhythm were inputted at $0.00 whereas in fact at the closing of the acquisition of Media Rhythm by the Company, the assets were valued at approximately $22,000. Thus, goodwill was valued at approximately $58,000. As stated in the Notes to the Financial Statements filed with the Form 10-Q, “goodwill represents the excess of the cost of an acquisition over the fair value of the net acquired identifiable assets at the date of acquisition. Goodwill is included in intangible assets and no amortization is provided. Goodwill is tested annually for impairment.” The Company assessed goodwill for impairment by 1) estimating the fair market value of the reporting unit using historical data and recent comparable transactions in the marketplace; 2) comparing the market value of the reporting unit to the carrying value; 3) estimating the fair market value of the reporting unit’s assets; and, therefore, 4) if the asset’s carrying value exceeds the market value the amount would be subtracted from the goodwill.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-Q and Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-Q and/or Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

February 3, 2014

Please do not hesitate to let us know if you have any questions or if there is any additional information the Company can provide.

Sincerely,

/s/ James Lynch
James Lynch
Chief Executive Officer
Freebutton, Inc.